Mail Stop 3561

July 27, 2006

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

	RE:	SuperDirectories, Inc.
		Amendment No. 2 to the Registration Statement on
                         Form 10-SB
                         Filed June 14, 2006
		File No. 0-51533

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. With respect to prior comment 2 from our letter dated March 30, 2006, please add a risk factor to provide a brief discussion of the rescission offer.
2. We note the link to the password protected website for shareholders. Please provide us supplementally with copies of all information that has been provided to the shareholders through this other website. Also, please ensure that this registration statement and all filings made under the `34 Act contain information consistent with that on the website. For example, your website discloses that soon you are going to install two more servers, in Plattsburg, N.Y.
and Gatineau, QC and also that you "just bought `Rooter` machines to install on the servers..." On page 11 of the registration statement, you disclose that you are going to open new offices in Plattsburgh,
N.Y. (only). Further, you state "[W]e do not anticipate the purchase or sale of major equipment." Please revise as applicable to make the disclosure consistent throughout.
3. As previously requested in prior comment four from our letter dated March 30, 2006, please provide a clearly marked copy of the amendment which indicates each change from the previous filing. This should be in addition to the unmarked or clean copy filed on Edgar.
Also, file on Edgar a letter which clearly states where each change has been made, including page numbers, or if you determined that no change was necessary, the basis for this.

Cautionary Statement..., page 1
4. We reissue prior comment six from our letter dated March 30, 2006.
The initial sentence still refers to the Private Securities Litigation Reform Act of 1995. As previously requested, please delete the reference as the safe harbor for forward-looking statements does not apply to statements made by companies that issue penny stock.

Part I.
Item 1.  Description of Business, page 2
5. As previously requested in prior comment eight from our letter dated March 30, 2006, discuss your business activities from incorporation to the present.
6. We note the statement in the Form 10-SB that "we expect to grow to the largest and most complete directory of the Internet." We also note that your website currently states that it is "the most complete and comprehensive directory on the Internet." Please provide the basis or remove.
7. Discuss the "many and varied topics and subjects" of your directory. Discuss the organization and arrangement of your website.
We note that your website directory appears to be organized by category or topic. Discuss any limitations on your search capabilities. We may have further comment.
8. We reissue prior comment ten from our letter dated March 30, 2006.
Explain the work done in the "human editing process." What makes this different from an electronic process? Discuss the added expenses associated with the human editing process and the limitations on the information - for example, it would appear to take longer for updating information using the human editing process as opposed to an electronic process and thus information may not be as current. Also explain how a "full text search" differs from the keyword search. What role do the consultants play in the search?
9. Explain how the full text search "limits the search response to only those items that match the inquiring text and its sense completely."
10. Please remove the statement that "we expect to grow to the largest and most complete directory of the Internet" as such statement appears promotional.
11. We reissue prior comment nine from our letter dated March 30, 2006. Please explain the reference to the "SuperDirectories database." Also, explain the reference to your directory.
Clarify
whether there is a difference between the database and the directory.
12. We note that you plan to derive future revenues from fees to be charged to listed websites. Please clarify. Does this mean that all of the websites that will be listed in a search have paid to be included? We may have further comment.
13. Explain the statement that your consultants have been trained in specific fields of research.
14. Explain the "strict standards" that are used to determine the relevant websites that are added to your directory. We note that the website indicates individuals can submit their website and the categories where the website should be listed.
15. Explain the "many different ways" Internet users are able to query your database.
16. Provide the basis for "management`s opinion that no search engine or other directory on the Internet today is capable of supplying such query results as are obtained from the exclusive combination of our search program and full text structure" or remove.
17. We reissue prior comment 11 from our letter dated March 30, 2006.
Please discuss the market for your proposed products and services, as required by Item 101(b)(1) of Regulation S-B.
18. We reissue prior comment 13 from our letter dated March 30, 2006.
Explain how your search engine is different from the "entry of keywords into a search box." For example, Google and other search engines rank the results by the relevance, so the most relevant results are at the top and these search engines allow users the ability to look for a specific set of words through the use of quotation marks.

19. We reissue prior comment 15 from our letter dated March 30, 2006.
Given the human aspect of your search service, please explain how you are able to maintain "authoritative and up-to-date context" in your directory.
20. As previously requested in prior comment 16 of our letter dated
March 30, 2006, please disclose whether any of the proprietary products are owned by the company. Explain the proprietary and licensed software products used by your consultants.
21. We reissue prior comment 17 from our letter dated March 30, 2006.
Explain how the use of human editing "allows users to conduct `full-text` searches resulting in a narrower search result than would be possible using other internet search methods."
22. We reissue prior comment 18 from our letter dated March 30, 2006.
Clarify, if true, that searches on your website will only result in obtaining information already in the database. Discuss the limitations this may place upon the Internet searches.
23. We note that the website was transferred to the company in 2000.
Please disclose in greater detail the improvements that have been made since this purchase.
24. We reissue prior comment 19 from our letter dated March 30, 2006.
We note that the website was acquired from your president. Please add disclosure of this acquisition. Please file the agreement as an exhibit and disclose all of the material terms. We may have further comment.
25. In the penultimate paragraph of this section, you refer to Associate and Affiliate Agreements. Please briefly explain and indicate whether any agreements presently exist. If so, please file the executed agreement(s) as an exhibit to the registration statement. See Item 601(b) of Regulation S-B.

Principal Product, page 3
26. With respect to the prior comment 20 from our letter dated
March
30, 2006, we note that "no agreements have yet been reached." To the extent applicable, please update here and in your "Plan of Operation" section on page 12 to describe this other proposed area of business including how the referral business will be operated, the time frame for entering this business, the fees to be charged, and any other material considerations in this regard. We note from your website that you plan to "specialize" in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms, and ski packages. Fully discuss as previously requested and file any definitive agreements as exhibits.

27. Provide the basis for management`s belief that "we are the first and only website on the internet that offers a Human Edited Full
Text
Directory search."

Distribution Methods, page 4
28. Please explain "unresolved variables" and update to disclose whether these issues have been resolved. We note that you intend to commence marketing in August, 2006.
29. Provide the basis for management`s goal of "a growth rate of more than 50,000 categories per day."

Marketing, page 4
30. We reissue prior comment 22 from our letter dated March 30, 2006.
We note that one planned marketing strategy is to target online businesses to have their listings included in the search results. Please explain how this will be consistent with your search criteria to match exactly the search and whether you will make it clear to the individuals utilizing the search feature that the search results are advertisements. Will the search results be solely those that the businesses have paid to have included?
31. We note that commencing September 1, 2006 you will remove listing websites that are not part of a Pay-per-Click agreement. Please discuss the impact this will likely have upon the database/directory.
Discuss the impact this will also have on the usefulness of your search feature.
32. Provide the basis for the statement that "the website owners contracting for a publicity banner will most likely become the most popular and in turn will show at the top of the search result listing."

Competition, page 5
33. As requested in prior comment 21 from our letter dated March
30,
2006, provide the basis for management`s belief that "no competitive directory is built on the dual foundations of Human Editing and Full
Text Directory search which management expects to produce more precise results and therefore a competitive advantage."

Employees, page 5
34. We note that the company uses independent consultants/editors on a contract basis. Disclose how many consultants and editors are presently under contract. File the material contracts as exhibits, as required by Item 601 of Regulation S-B. Disclose any relationship between these consultants and the company, its officer and any affiliates of the officer. We may have further comment.

Web Site, page 6
35. Please adequately explain or provide an example to clarify the statement that "the users may query our database in a very different way than possible with search engines and conventional spiral directories."
Risk Factors, page 6
36. We reissue prior comment 25 from our letter dated March 30, 2006.
Please add back the risk factor that addressed the issuance of securities and the possible lack of an exemption or qualification under federal and state securities laws.
Item 2.  Plan of Operation
Overview, page 11
37. Please refer to prior comment 26 from our letter dated March
30,
2006. We again reiterate that this discussion should be expanded to provide a detailed discussion of your plan of operations. See Item
303(a) of Regulation S-B in this regard. The present discussion in paragraph three of this section should be substantially revised to discuss the specific steps you plan to take in furtherance of your plan of operations, the time frame for commencing and completing each step, the estimated expenses associated with each step, and the anticipated source(s) of funding.
38. Further, we reiterate prior comments 28 and 29 from our letter dated March 30, 2006. Given that you do not expect to generate any revenues from operations prior to September 30, 2006, explain with specificity how the company is "comfortable in representing that present cash will sustain the company until additional cash is raised." In particular we note the estimated expenses through September 30, 2006 of $1,520,000. Disclose any definitive plans you have, including lines of credit in place.
39. Please clarify and provide the basis for your belief that you can obtain "significant new capital on short notice".
40. As previously requested in prior comment 30 from our letter dated
March 30, 2006, please update your discussion to encompass a full
12-
month period.


41. Explain "[W]e engage in flexible planning, flexible forecasting and flexible budgeting."
42. Please explain the basis for the statement that "we expect to increase our monthly click rate to 500,000 by September and our conversion to payment to approximately 50% at the $0.25 rate."
43. Explain how your strongest incentive offer will be "pay to stay."
44. Also, please explain the statement that "revenue sources are expected to generate gradually with good acceleration."
45. Provide the basis for your estimate that you "will achieve total revenues from all sources of $50,000 by the month of October 2006 of which most will have been Pay-Per-Click.
46. We note the servers in operation. Please disclose the costs of the server operations. If there are agreements, they would appear to be material and should be filed as exhibits. Discuss the material terms of these agreements.
47. We note the company`s short-term plans include hiring additional administrative personnel, adding more independent consultants, commencing a national advertising program, opening a new office in Plattsburgh, N.Y., commencing a Pay Per Click program, etc. In the next amendment, please update to disclose the current status of each of these events as well as disclosing the specific costs and revenues, if applicable, and how these expenses are being funded.

Item 3.  Description of Property, page 14
48. We reissue prior comment 33 from our letter dated March 30, 2006.
Disclose the monthly rent payment. Disclose how the rent payment is determined if it is not a fixed amount.

Item 4.  Security Ownership of Certain Beneficial Owners..., page
15
49. Update the information as of the most recent practicable date.
50. We reissue prior comment 34 from our letter dated March 30, 2006.
Provide the disclosure required by Item 403(c) of Regulation S-B relating to changes in control.





Directors, Executive Officers, Promoters, and Control Persons,
page
16
51. We continue to note that the disclosure in the description of property section indicates Mr. Lalonde is the majority shareholder of
AquaNature USA and that the offices of AquaNature are shared by SuperDirectories. Please revise this section to disclose Mr. Lalonde`s business activities relating to AquaNature USA and discuss the business of AquaNature USA.
52. Disclose the amount and percent of time Mr. Lalonde devotes to your business.
53. We note that Mr. Benware performs the function of CFO. It would appear that in light of the activities performed by Mr. Benware, he is an executive officer. Please provide the disclosure required by
Item 401 of Regulation S-B.
Item 7.  Certain Relationships and Related Transactions, page 18
54. Disclose the rent paid for the past two fiscal years and the interim period to AquaNature USA.
55. We reissue prior comment 37 from our letter dated March 30, 2006.
Please fully discuss Mr. Wright`s relationship and role with respect to the company. Clarify the amount and percent of common stock owned by Mr. Wright. Disclose in greater detail the consulting services provided. Also, we note that the consulting services included registration of common stock and application for quotation on the OTC
Bulletin Board. These activities were not completed or it appears commenced, during the term of the agreement. Clarify the actual activities undertaken by Mr. Wright. Furthermore, the website for Innovation Capital Partners does not appear to indicate that this relationship was a prior relationship. We continue to note that the website focuses on registered spin-offs and reverse mergers. Please explain the reason the company continues to be listed as a client.
56. With respect to prior comment 39 from our letter dated March
30,
2006, regarding the complimentary advertising on the SuperDirectories, Inc. website by company shareholders, please identify the shareholders, disclose the dollar value attributed to these transactions, and briefly provide the reason for this free service. Discuss the nature of these transactions. For example, were these free services provided in connection with a sale of securities or were these services offered to existing stockholders.
57. As previously requested in our prior comment 40 from our letter dated March 30, 2006, please identify Mr. Lalonde`s daughter and briefly outline the work done, described as "basic structure design" and the compensation received as disclosed in note five to the financial statements.


Changes in and Disagreements with Accountants, page 22
58. We read your response to prior comment 42 from our letter dated
March 30, 2006; however, it appears that you have not responded to the comment in its entirety. Therefore, we are reissuing our comment in part. Expand your discussion to address the following:

* provide more detailed clarification surrounding the nature of the disagreement, including your position on the subject matter and your former accountant`s position at the time of the disagreement;
* discuss why the disagreement could not be resolved or how it was finally resolved; and
* file a letter from your former accountant, Sprouse and Anderson, LLP, stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.
* Further, please revise to state whether the former accountant, Dragon Benware, resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of
Regulation S-K
59. Please revise your disclose related to both of the former accountants to state whether during the registrant`s two most recent fiscal years (specifically identify those fiscal years) and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.
60. To the extent that you make changes to comply with our comments, please obtain and file updated letters from the former accountants stating whether the accountants agree with the revised statements.
61. As you engaged a new accountant, please comply with the requirements of Item 304 (a)(2) of Regulation S-K. Ensure that you disclose any consultations up through the date of engagement with your new accountants.



Item 4.  Recent Sales of Unregistered Securities, page 23

62. We note the rescission offer. This would appear to be a separate transaction that should be disclosed in this section. Disclose the number of investors to whom the rescission was offered. State the exemption relied upon and the facts supporting the reliance. It would appear that Regulation S would not have been available for this transaction. Clarify those specific prior transactions that were subject to the rescission. Explain how the rescission offer was meant to "correct" the insufficient documentation and state how the rescission offer was conducted. We may have further comment.
63. We note the apparent lack of sufficient representations in the offerings pursuant to Regulation S. Discuss the impact this had upon the availability of the exemption and the impact of the unavailability of Regulation S as an exemption. We also note the statement that you believe there is "no liability, contingent or otherwise." A rescission offer is an attempt to limit liability but does not correct the underlying violation or prevent any potential liabilities. Please discuss all potential liabilities that remain with the company including potential federal securities violations.

Financial Statements

Notes to Financial Statements

Note 3 - Stockholder`s Equity, F-10
64. We read your response and revised disclosure related to prior comment 53 from our letter dated March 30, 2006 and noted that the common stock issued was valued at prices determined by your president. Please provide a detailed analysis of how this determination (i.e. prices determined by your president) complies with paragraph 8 of SFAS 123 and EITF 96-18. Please advise and revise to clarify.

Exhibits
65. As previously requested in prior comment 57 from our letter dated
March 30, 2006, please file the consulting agreement with Mr.
Wright
in executed form.   The one previously filed as Exhibit 10.1 does
not
appear to have been signed.


Forms 10-QSB for quarterly periods ended 12/31/05 and March 31,
2006
66. As previously requested in prior comment 58 from our letter dated
March 30, 2006, please amend your Form 10-QSB for the quarter ended
December 31, 2005 to comply with the applicable comments.
Likewise,
your Form 10-QSB for the quarter ended March 31, 2006 should be amended to reflect the responses to these comments.
67. We reissue prior comments 59 and 60 from our letter dated
March
30, 2006. We continue to note the box checked on the cover page indicating you are not a shell company as defined in Rule 12b-2 of the Exchange Act. The website has been "operational" since 1999; however, in that time the company has not yet generated revenues. The company has also continued to be a development stage company during this seven year period. It is unclear how you are an "operating company." Furthermore, we note that the company`s assets are only current cash balance and costs of website development. Given the lack of revenues to date, it is unclear how this constitutes other than nominal assets. Please advise. Your detailed analysis should be included in the Form 10-SB.  We may have
further
comment.
68. We reissue prior comment 61 from our letter dated March 30,
2006.
We note that the consulting services included registration of common
stock and application for quotation on the OTC Bulletin Board.
While
we note the statement that "the Consultant shall not in any case provide any services which would render him ineligible to receive common stock of the company registered on Form S-8 as provided in
Section 1.2 hereof." However, Form S-8 is not available if the services are in connection with the offer or sale of securities in the capital-raising transaction or directly or indirectly promote or maintain a market for the issuer`s securities.  See Securities Act
Release No. 7647 (Apr. 7, 1999).   In light of the consulting
services provided pursuant to the terms of the consulting agreement, it would appear that these services fall within this category. Therefore, it would not appear that Form S-8 was available for the registration of these shares. We may have further comment.



















Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice
McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.


      Sincerely,



      John Reynolds
      Assistant Director




cc:  Charles B. Jarrett, Esq.
       via fax  (412) 803-3678






Luke Lalonde
SuperDirectories, Inc.
July 27, 2006
Page 1